Exhibit 99.1

BW LPG Limited - Update on BW LPG’s Product Services Q1 2025 Segment Performance

Singapore, 16 April 2025

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) today provides an update on its Product Services’ (“BW Product Services”) Q1 2025 segment performance.

For the quarter ended 31 March 2025, BW Product Services achieved a realised gain of USD 33 million from our cargo and freight operations. After accounting for the unrealised mark-to-market change of negative USD 36 million from our open cargo contracts and hedging transactions, we ended the quarter with a gross trading result of approximately minus USD 3 million.

After general and administrative expenses and income taxes, BW Product Services reported an estimated result of approximately minus USD 12 million for the quarter.

The average Value-At-Risk (VAR) for the quarter was approximately USD 5 million.

BW LPG will release its Q1 2025 financial report on 20 May 2025.

Says Kristian Sørensen, Chief Executive Officer, “We are pleased to report a continued strong realisation of USD 33 million from our cargo deliveries and trades in the first quarter of 2025. We focus on delivering a positive realised trading result which is the ultimate driver for BW Product Services' dividend capacity, although some volatility should be anticipated as we charter through these unprecedented markets.”

For further information, please contact:

Kristian Sørensen

Chief Executive Officer

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. Delivering energy for a better world - more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.